UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

VEON LTD.
(formerly VimpelCom Ltd.)
(Name of Issuer)

Common Stock, nominal value US$ 0.001 per share
(Title of Class of Securities)

91822M106 (Common Stock)
(CUSIP Number)

Jonathan Muir
Vitalij Farafonov
Letterone Investment Holdings S.A.
1-3 Boulevard de la Foire
L-1528
Luxembourg
+3522638771
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2019
(Date of Event which Requires Filing of this Statement)
With a copy to:

Pranav Trivedi
Lorenzo Corte
 Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS
United Kingdom
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ◻
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only)

L1T VIP Holdings S.à r.l. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group:
(a) ◻
(b) ⌧
3.	SEC Use Only:

4.	Source of Funds:

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	◻

6.	Citizenship or Place of Organization:

Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

840,625,001 shares of Common Stock
8. Shared Voting Power:

0
9. Sole Dispositive Power:

840,625,001 shares of Common Stock
10. Shared Dispositive Power:

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

840,625,001 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares:	◻

13.	Percent of Class Represented by Amount in Row (11):

47.85% of Common Stock*
14.	Type of Reporting Person:

OO

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer's outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock outstanding as of March 1, 2019, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2019.

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only)

Letterone Core Investments S.à r.l. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group:
(a) ◻
(b) ⌧
3.	SEC Use Only:

4.	Source of Funds:

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	◻

6.	Citizenship or Place of Organization:

Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

840,625,001 shares of Common Stock
8. Shared Voting Power:

0
9. Sole Dispositive Power:

840,625,001 shares of Common Stock
10. Shared Dispositive Power:

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

840,625,001 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares:	◻

13.	Percent of Class Represented by Amount in Row (11):

47.85% of Common Stock*
14.	Type of Reporting Person:

OO, HC

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer's outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock outstanding as of March 1, 2019, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2019.

1.	Name of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only)

Letterone Investment Holdings S.A. 000-00-0000
2.	Check the Appropriate Box if a Member of a Group:
(a) ◻
(b) ⌧
3.	SEC Use Only:

4.	Source of Funds:

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	◻

6.	Citizenship or Place of Organization:

Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

840,625,001 shares of Common Stock
8. Shared Voting Power:

0
9. Sole Dispositive Power:

840,625,001 shares of Common Stock
10. Shared Dispositive Power:

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

840,625,001 shares of Common Stock
12.	Check If the Aggregate Amount in Row (11) Excludes Certain Shares:	◻

13.	Percent of Class Represented by Amount in Row (11):

47.85% of Common Stock*
14.	Type of Reporting Person:

OO, HC

*
The Reporting Person is the direct beneficial owner of approximately 47.85% of the Issuer's outstanding voting capital stock. See Item 5. The calculated percentages are based on 1,756,731,135 shares of Common Stock outstanding as of March 1, 2019, as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2019.

Item 1. Security and Issuer.
This Amendment No. 20 (this "Amendment") to the Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, nominal value US$0.001 per share (the "Common Stock") of VEON Ltd. ("VEON"). The initial Schedule 13D, previously filed jointly by Altimo Coöperatief U.A., Eco Telecom Limited, Altimo Holdings & Investments Ltd., CTF Holdings Limited and Crown Finance Foundation on April 30, 2010, as amended, is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The address of the principal executive office of VEON is Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands.
Item 2. Identity and Background.
This Amendment is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"):

(i)	L1T VIP Holdings S.à r.l. ("L1T");

(ii)	Letterone Core Investments S.à r.l. ("LCIS"); and

(iii)	Letterone Investment Holdings S.A. ("LIHS").
The Schedule 13D, as hereby amended, relates to the shares of Common Stock held for the account of L1T.  See Item 5.
The Reporting Persons
L1T is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T is to function as a holding company. Current information concerning the identity and background of the directors and officers of L1T and persons controlling L1T is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
LCIS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LCIS is to function as a holding company. LCIS is the sole shareholder of L1T and, in such capacity, may be deemed to be the beneficial owner of the Common Stock owned by L1T. Current information concerning the identity and background of the directors and officers of LCIS and persons controlling LCIS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company. LIHS is the sole shareholder of LCIS and, in such capacity, may be deemed to be the beneficial owner of the shares of Common Stock held for the account of L1T. Current information concerning the identity and background of the directors and officers of LIHS and persons controlling LIHS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended to add the following at the end thereof:
LIHS and its affiliates have engaged in an internal reorganization. As part of that reorganization, on September 11, 2019 all of the shares in L1T beneficially owned by LIHS (which constituted a controlling interest in L1T and the indirect ownership of the shares of Common Stock in VEON) were transferred to LCIS, a wholly owned subsidiary of LIHS. As part of the internal reorganization, no external funds were used.

Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:
On September 11, 2019, LIHS and its affiliates engaged in an internal reorganization, as a result of which LCIS became the sole shareholder of L1T (thereby constituting the controlling interest in L1T and acquiring  indirect ownership of the shares of Common Stock in VEON beneficially owned by L1T).
Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
 (a)  L1T is the direct beneficial owner of 840,625,001 shares of Common Stock, representing approximately 47.85% of VEON's outstanding Common Stock and voting capital. Each of L1T, LCIS and LIHS may be deemed the beneficial owner of the 840,625,001 shares of Common Stock, representing approximately 47.85% of VEON's outstanding Common Stock and voting capital, held for the account of L1T.
To the best of the Reporting Persons' knowledge, the following persons listed in Annex A hold shares of VEON as follows: (1) Mr. David Gould is the beneficial owner of 100,000 shares of Common Stock; and (2) Mr. Vitalij Farafonov is the beneficial owner of 28,000 shares of Common Stock.
Neither the filing of this Amendment nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VEON (other than as described in this Item 5(a)) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.
The above calculated percentages are based on 1,756,731,135 shares of Common Stock outstanding as of March 1, 2019 as reported in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2019.
(b) Each of L1T, LCIS and LIHS may be deemed to have sole power to direct the voting and disposition of 840,625,001 shares of Common Stock held for the account of L1T.
(c) Other than as described in Item 4, to the best of the Reporting Persons' knowledge, there have been no transactions effected with respect to any Common Stock during the past 60 days by any of the persons named in response to Item 2.
(d) No Reporting Person knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

Item 7. Material to be Filed as Exhibits.
The information in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Description
Exhibit 99.4	Joint Filing Agreement between L1T VIP Holdings S.à r.l., Letterone Core Investments S.à r.l., and Letterone Investment Holdings S.A., dated September 13, 2019.

SIGNATURES
After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: September 13, 2019	L1T VIP HOLDINGS S.À R.L.

	By:	/S/ MAXIME NINO
	Name:	MAXIME NINO
	Title:	MANAGER

Date: September 13, 2019	LETTERONE CORE INVESTMENTS S.À R.L.

	By:	/S/ VITALIJ FARAFONOV
	Name:	VITALIJ FARAFONOV
	Title:	MANAGER

LETTERONE CORE INVESTMENTS S.À R.L.

	By:	/S/ DAVID GOULD
	Name:	DAVID GOULD
	Title:	MANAGER

Date: September 13, 2019	LETTERONE INVESTMENT HOLDINGS S.A.

	By:	/S/ MAXIME NINO
	Name:	MAXIME NINO
	Title:	AUTHORIZED SIGNATORY

ANNEX A

L1T VIP Holdings S.à r.l.

L1T is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of L1T is to function as a holding company.

During the past five years, L1T has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining L1T from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of L1T and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with L1T	Citizenship	Principal Occupation / Business Address(es)
Maxime Nino Manager	Belgium
Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Member of the Board of Directors of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Sally Pryce Manager	UK
Member of Letterone Technology (UK) LLP, 6 Chesterfield Gardens, London W1J 5BQ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Name and Present Position with L1T	Citizenship	Principal Occupation / Business Address(es)
Tanel Saari Manager	Estonia
Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Compliance Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Compliance officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of L1T's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Core Investments S.à r.l.

LCIS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528 Luxembourg. The principal business of LCIS is to function as a holding company.

During the past five years, LCIS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LCIS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LCIS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)
Jonathan Muir Manager	UK
Manager of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

David Gould Manager	Israel
Manager of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)
Vitalij Farafonov Manager	UK
Manager of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

CFO of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

CFO of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of L1 Energy Limited, Devonshire House, One Mayfair Place, London W1J 8AJ, United Kingdom.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of LCIS' knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Investment Holdings S.A.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company.

During the past five years, LIHS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LIHS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LIHS and their respective positions, principal occupation and business addresses are identified below:

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Mikhail Fridman Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of VEON Ltd., Claude Debussylaan 88, 1082 MD, Amsterdam, The Netherlands.

Supervisory Board Member, X5 Retail Group N.V., Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
German Khan Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Alexey Kuzmichev Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Chairman of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Chairman of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, Moscow 115162, Russian Federation.

Chairman of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Andrey Kosogov Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Member of the Board of Directors of Alfa-Bank (Kazakhstan), 57A Masanchi Street, Almaty, 050012, Kazakhstan.

Member of the Board of Directors of Alfa-Capital Management Company LLC., 32/1, Sadovaya-Kudrinskaya Street, Moscow 123001, Russian Federation.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Jonathan Muir Class I Director	UK
Manager of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Lord Davies of Abersoch Class I Director	UK
Chairman of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of Corsair Capital LLP (and investee companies), 25 St James's Street, London, SW1A 1HA, UK.

Senior Independent Director of Diageo Plc., Lakeside Drive, Park Royal, London, NW10 7HQ, UK.

Chairman of the Royal Academy of Arts Trustees, Burlington House, Piccadilly, London, W1J 0BD, UK.

Chairman of Cydar Limited, Bulbeck Mill, Mill Lane, Barrington, Cambs, CB22 7QY, UK.

Chairman of Andrew Martin Limited, 200 Walton Street, Knightsbridge, London, SW3 2JL, UK.

Chairman of Play On Football Limited, Media House Richmond Road, Bowdon, Altrincham, WA14 2TT, UK.

Chairman of UK Agricultural Finance LTD, Unit B, Great Hollanden Farm Business Centre, Mill Lane, Underriver, Kent, TN15 0SQ, UK.

Chairman of Byhiras, 23 Austin Friars, London, EC2N 2QP, UK.

Member of the Board of Directors of Talentbanq Limited, Suite D, 8 The Causeway, Teddington, TW11 0HE, UK.

David Gould Class I Director	Israel
Manager of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Wulf von Schimmelmann Class I Director	Germany
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Member of the Board of Directors of Holland & Barrett, Holland & Barrett International Limited, Samuel Ryder House, Barling Way, Eliot Park, Nuneaton, CV10 7RH, UK.

Member of the Supervisory Board, Maxingvest AG, Hamburg, Germany, Alter Waldram 17/18, 20457 Hamburg, Germany.

Member of the Board of Directors, Thomson Reuters, Toronto, Canada, 65 Queen Street West, Toronto, Ontario M5H 2M8, Canada.

Richard Burt Class I Director	USA
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Deutsche Bank’s Germany Funds closed-end fund group: The New Germany Fund, Inc., Deutsche Investment Management Americas Inc., 345 Park Avenue, New York, NY 10154, USA.

Director fo Deutsche Bank’s Germany Funds closed-end fund group: the New Germany Fund, Inc., Deutsche Investment Management Americas Inc., 345 Park Avenue, New York, NY 10154, USA.

Director of UBS family of mutual funds: UBS Global Asset Management (US) Inc., 51 West 52nd Street, New York, New York  10019-6114, USA.

To the best of LIHS's knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.